

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2024

Lee E. Beckelman
Chief Financial Officer
Smart Sand, Inc.
28420 Hardy Toll Road, Suite 130
Spring, Texas 77373

   Re: Smart Sand, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2022
    Filed February 28, 2023
    File No. 001-37936

Dear Lee E. Beckelman:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation